Forever Valuable Collectibles, Inc.
535 16th Street Mall, Suite 820
Denver, CO  80202
303-573-1000
Facsimile 303-534-2400

March 19, 2013

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

RE:          Forever Valuable Collectibles, Inc.
Form 8K/A-1
Filed March 15, 2013
File No. 0-53377

Dear Mr. Thompson:

We are in receipt of two voice mail messages on March 18, 2013, from Ms. Yolanda Guobadia.  Ms. Guobadia has requested that we refile an edgarized correspondence document including the “Tandy” language, which was also outlined in the March 14, 2013 comment letter.  This letter shall serve to confirm the following:

•	Forever Valuable Collectibles, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Forever Valuable Collectibles, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you request any further information, please contact me.

Sincerely,

/s/ Jodi K. Stevens
Jodi K. Stevens
President